Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS 1% TOP-LINE GROWTH AND A 92% INCREASE IN NET INCOME DURING THE FIRST QUARTER OF 2019

•	Consolidated net sales increased 1% during the first quarter on a like-to-like basis.

•	Controlling interest net income increased by 92% during the quarter, reaching US$39 million.

MONTERREY, MEXICO, APRIL 25, 2019– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, consolidated net sales increased by 1%, reaching US$3.2 billion during the first quarter of 2019 versus the comparable period in 2018. Operating EBITDA decreased by 3% on a like-to-like basis during the first quarter of 2019 to US$562 million on a year-over-year basis.

CEMEX’s Consolidated First-Quarter 2019 Financial and Operational Highlights

•

The increase in quarterly consolidated net sales was due to higher prices of our products, in local-currency terms in all of our regions, as well as higher volumes in our three core products in Europe, and in ready-mix and aggregates in the U.S.

•	Operating earnings before other expenses, net, decreased by 14% in the first quarter, to US$294 million.

•	Controlling interest net income during the quarter was US$39 million, from US$20 million in the same period of 2018.

•	Operating EBITDA decreased by 3%, on a like-to-like basis, during the quarter on a year-over-year basis, to US$562 million.

•	Operating EBITDA margin during the quarter decreased to 17.4% from 17.9% in the same period in the previous year.

•	Free cash flow after maintenance capital expenditures for the quarter was negative US$337 million.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “We are pleased with the 1% top-line growth we achieved during the first quarter, despite important volume declines in our two most important markets: Mexico and the US. During the quarter, we enjoyed improved pricing performance in all our regions with favorable volume dynamics in Europe. In the US, ready-mix and aggregates volumes also grew despite adverse weather in part of our footprint. In addition, operating cash flow performance was bolstered by the ongoing successful implementation of our A Stronger CEMEX Initiatives.

Our EBITDA generation during the quarter was impacted by lower volumes in our other regions, higher energy costs and purchased cement as well as increased raw-material costs in our ready-mix business. We expect EBITDA to improve in the following quarters and end 2019 at a higher level than in 2018.”

Consolidated Corporate Results

During the first quarter of 2019, controlling interest net income was US$39 million, versus US$20 million in the same period last year.

Net debt plus perpetual notes increased by US$94 million during the quarter.

Geographical Markets First-Quarter 2019 Highlights

Net sales in our operations in Mexico, on a like-to-like basis, decreased 8% in the first quarter of 2019 to US$706 million. Operating EBITDA, on a like-to-like basis, declined by 14% to US$255 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$878 million in the first quarter of 2019, an increase of 3% from the same period in 2018. Operating EBITDA decreased by 1% to US$130 million from US$131 million in the same quarter of 2018.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$427 million during the first quarter of 2019, representing a like-to-like decrease of 1% over the same period of 2018. Operating EBITDA, on a like-to-like basis, remained flat at US$103 million in the first quarter of 2019, compared to the same quarter of 2018.

In Europe, net sales for the first quarter of 2019 increased by 12% on a like-to-like basis to US$805 million, compared to the first quarter of 2018. Operating EBITDA was US$61 million for the quarter, 77% higher than the same period last year, on a like-to-like basis.

Operations in Asia, Middle East and Africa, on a like-to-like basis, reported a 6% decline in net sales for the first quarter of 2019, to US$347 million, versus the same quarter of 2018. Operating EBITDA for the quarter was US$54 million, 18% lower, on a like-to-like basis, than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX, including the objectives under the “A Stronger CEMEX” plan, to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.